[PG NUMBER]

Oppenheimer Strategic Bond Fund/VA
Period Ending 12-31-07
Exhibit 77 D

                       OPPENHEIMER STRATEGIC BOND FUND/VA
                    Supplement dated October 12, 2007, to the
                         Prospectus dated April 30, 2007

Effective October 31, 2007, this supplement amends the Prospectus of Oppenheimer Strategic Bond Fund/VA (the "Fund"), dated April 30, 2007, as follows:

1. The section titled "The Fund's Investment Objective and Principal Investment Strategies - What Does the Fund Mainly Invest In?" on page 2 of the Prospectus is deleted in its entirety and replaced with the following:

   WHAT DOES THE FUND MAINLY INVEST IN? Under normal market conditions, the Fund invests at least 80% of its net assets (including any borrowings for investment purposes) in debt securities. The Fund invests mainly in debt securities of issuers in three market sectors: foreign governments and companies, U.S. government securities and lower rated high-yield securities of U.S. and foreign companies (commonly called "junk bonds"). Those debt securities typically include:

o        foreign government and U.S. government bonds and notes,
o        collateralized mortgage obligations (CMOs),
o        other mortgage-related securities and asset-backed securities,
o        participation interests in loans and investments in loan pools,
o        "structured" notes,
o lower-grade, high-yield domestic and foreign corporate debt obligations, and "zero-coupon" or "stripped" securities.

   Under normal market conditions, the Fund invests in each of those three market sectors. However, the Fund is not required to invest in all three sectors at all times, and the amount of its assets in each of the three sectors will vary over time. The Fund can invest up to 100% of its assets in any one sector at any time, if the Fund's investment manager, OppenheimerFunds, Inc. (the "Manager"), believes that the Fund can achieve its objective without undue risk. The Fund can invest in issuers in any market capitalization range - large-cap, mid-cap and small-cap, and can buy securities having short-, medium-, or long-term maturities.

   The Fund's foreign investments can include debt securities of issuers in developed markets and emerging markets. The Fund also uses derivative investments for hedging purposes or for investment purposes. These include options, futures, forward contracts, mortgage-related securities, swaps and "structured" notes. The Fund's investments are more fully explained in "About the Fund's Investments," below.


2. The section titled "Other Investment Strategies - Participation Interests in Loans" on pages 8-9 of the Prospectus is deleted in its entirety and replaced with the following:


   Participation Interests in Loans and Loan Investment Pools. Participation interests in loans represent an undivided fractional interest in a loan obligation of a borrower. They are typically purchased from banks or dealers that have made the loan or are members of the loan syndicate. The Fund can also buy interests in trusts and other pooled entities that invest primarily or exclusively in loan obligations, including entities sponsored and/or advised by the Manager or an affiliate. The loans underlying these investments may include loans to foreign or U.S. borrowers, may be collateralized or uncollateralized and may be rated above or below investment grade or may be unrated. The Manager expects that from time to time investments in loan investment pools may exceed 15% of the Fund's net assets.

   These investments are subject to the risk of default by the borrower, interest rate and prepayment risk, as well as credit risks of the servicing agent of the participation interest or the pooled entity that holds the loan obligations. These risks can cause the Fund to lose money on its investment.






October 12, 2007 PS0265.005